Exhibit 5.1

OPINION LETTER

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

7 January 2025

Dear Sirs

RE: Marti Technologies – Form S-8

We act as legal counsel to Marti Technologies, Inc. (the “Company”) in connection with the Form S-8, including all amendments or supplements thereto, filed with the Securities and Exchange Commission under the United States Securities Act of 1933, as amended (the “Act”) (including its exhibits, the “Registration Statement”) related to the registration of 20,275,233 Class A ordinary shares in the capital of the Company of a par value of US$0.0001 each (the “Shares”) authorised for issuance pursuant to the Company’s 2023 Incentive Award Plan (as amended, the “2023 Plan”).

We have been asked to provide this legal opinion to you with regard to the laws of the Cayman Islands in relation to the Documents (as defined below).

Documents

For the purposes of giving this opinion, we have examined the following documents:

1.	the Certificate of Incorporation dated 26 February 2021 and the Memorandum of Association and Articles of Association of the Company (the “Memorandum and Articles”) as registered or adopted on 10 July 2023;

2.	a Certificate of Good Standing with respect to the Company issued by the Registrar of Companies dated 6 January 2025 (the “Certificate of Good Standing”);

3.	a certificate from a director of the Company a copy of which is annexed hereto (the “Director’s Certificate”);

4.	a copy of the written resolutions of the board of directors of the Company dated 24 December 2024 and 6 January 2025 (the “Resolutions”);

5.

(a)	the Registration Statement; and

(b)	the Plan.

(the document listed in paragraphs 5(a) to 5(b) above inclusive are collectively referred to in this opinion as the “Documents”).

Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. These opinions only relate to the laws of the Cayman Islands which are in force at the date of this opinion. In giving these opinions we have relied (without further verification) upon the completeness and accuracy (and the continuing accuracy as at the date hereof) of the Director’s Certificate, the Resolutions and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

1.	The Plan has been or will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.	The Plan is, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with its terms under the laws of the Cayman Islands and all relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

3.	The choice of the relevant as the governing law of each Plan has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts any relevant jurisdiction (other than the Cayman Islands) as a matter of all relevant laws (other than the laws of the Cayman Islands).

4.	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

5.	All signatures, initials and seals are genuine.

6.	The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws and regulations of the Cayman Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Plan.

7.	There is nothing under any law (other than the laws of the Cayman Islands) which would or might affect the opinions set out below. Specifically, we have made no independent investigation of the laws of the State of New York or Delaware.

8.	The Company has received or will receive money or money’s worth in consideration for the issue of the Shares, and none of the Shares will be issued for less than par value.

9.	The Shares that will be issued pursuant to the Plan will be duly registered, and will continue to be registered, in the Company’s register of members (shareholders).

10.	Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion letter.

Opinions

Based upon and subject to, the foregoing examinations and assumptions and upon such searches as we have conducted and having regard to legal considerations which we deem relevant, and subject to the qualifications set out below, we are of the opinion that under the laws of the Cayman Islands:

1.	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing with the Registrar of Companies under the laws of the Cayman Islands.

2.	The Shares to be issued by the Company as contemplated by the Registration Statement have been duly authorised for issue and when such Shares are issued by the Company in accordance with the Memorandum and Articles and the Plan, and upon such Shares being entered as fully-paid on the register of members of the Company, such Shares will be validly issued, fully-paid and non-assessable. As a matter of Cayman Islands law, a share is only issued when it has been entered in the register of members (shareholders).

Qualifications

The opinions hereinbefore given are subject to the following qualifications:

1.	The obligations assumed by the Company under the Plan will not necessarily be enforceable in all circumstances in accordance with their terms. In particular:

2.	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to protecting or affecting the rights of creditors and/or contributories;

3.	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

4.	where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction; and

5.	some claims may become barred under relevant statutes of limitation or may be or become subject to defences of set off, counterclaim, estoppel and similar defences.

6.	To maintain the Company in good standing with the Registrar of Companies under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies within the time frame prescribed by law.

7.	Under Cayman Islands law, the register of members (shareholders) is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. As far as we are aware, such applications are rarely made in the Cayman Islands and there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

8.	In this opinion letter, the phrase “non-assessable” means, with respect to shares in the Company, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).We express no opinion as to the meaning, validity or effect of any references to foreign (i.e. non-Cayman Islands) statutes, rules, regulations, codes, judicial authority or any other promulgations and any references to them in the Registration Statement.

The opinions in this opinion letter are strictly limited to the matters contained in the opinions section above and do not extend to any other matters. We have not been asked to review and we therefore have not reviewed any of the ancillary documents relating to the Registration Statement or the Plan and express no opinion or observation upon the terms of any such document.

We are Attorneys-at-Law in the Cayman Islands and express no opinion as to any laws other than the laws of the Cayman Islands in force and as interpreted at the date hereof. Except as explicitly stated herein, we express no opinion in relation to any representation or warranty contained in the Documents nor upon the commercial terms of the transactions contemplated by the Documents.

This opinion is limited to the matters referred to herein and shall not be construed as extending to any other matter or document not referred to herein.

This opinion is given to the persons to whom it is addressed for their sole benefit and the benefit of their legal advisers acting in that capacity in relation to this transaction. Except with our written consent, it is not to be disclosed to or relied upon by any other person.

We bring to your attention that our maximum aggregate liability in respect of all claims for breach of contract or breach of duty or fault or negligence or otherwise arising out of or in connection with this opinion shall be limited to the lesser of three times the professional fees recovered by us in providing this opinion and the total amount of our professional indemnity insurance cover available from time to time.

This opinion only relates to the laws of the Cayman Islands as we presently understand them and is given on the basis that the opinion will be governed by and construed in accordance with the laws of the Cayman Islands and that the Cayman courts will have exclusive jurisdiction in relation to any matter arising out of it. We have made no investigation of any laws other than the laws of the Cayman Islands and do not express or imply any opinion on any such laws.

This opinion is given as at the date shown at the top of this letter. We have no continuing obligation under the terms of this opinion to inform you of changes of law or fact occurring after the date of this letter or of facts of which we become aware after such date.

Yours faithfully

/s/ Stuarts Humphries

STUARTS HUMPHRIES

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